

October 5, 2010

R. Todd Joyce
Senior Vice President - Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

> **Re:** **Watson Pharmaceuticals, Inc.**
> **Form 10-Q for Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-13305**

Dear Mr. Joyce:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for Quarter Ended March 31, 2010

Note 1 – General, page 4

Revenue and Provision for Sales Returns and Allowances, page 5

1. You disclose in the notes to your Form 10-K for the year ended December 31, 2009 a table that summarizes the activity in each of the major categories of your sales returns and allowances. We note on page 6 of your Form 10-Q for the first quarter 2010 provides a brief narrative of the total reserve balance at each balance sheet date but does not include a rollforward and your Form 10-Q for the second quarter 2010 does not include the rollforward of your sales returns and allowance nor does it include a narrative of the total reserve balances. Please provide us revised disclosure to include a rollforward and analysis of your sales returns and allowances similar to the format

presented in your Form 10-K for the year ended December 31, 2009. Your revised disclosure should also include the following:

- a narrative discussion of any significant movements in the reserves for the six month period ending June 30, 2010 and how this activity impacted reported revenues, gross margins, earnings and operating cash flows. Your analysis should also include, but not be limited to, why sales related allowances decreased to 42% of gross accounts receivable at March 31, 2010 from 44% at December 31, 2009 and 47% at March 31, 2009 and how this decrease contributed to any increase in margins; and

- a discussion about the impact the increase in generic drug sales has had on your sales returns and allowances as well as the impact of any changes to your product mix and/or customer base.

Liquidity and Capital Resources, page 30

2. Please provide us revised disclosure to discuss the impact working capital accounts such as accounts receivables and inventory as well as corresponding reserve accounts have had on operating results and cash flows. In this regard, we note that your provisions for inventory reserves have decreased as a percentage of sales since June 2009.

General

3. Confirm to us that you will include the type of disclosure requested in comments one and two in your future filings beginning with your September 30, 2010 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant